SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, Brazil; November 8, 2006

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces its results for the third quarter of 2006 (3Q06), in accordance with Brazilian accounting principles and denominated in Brazilian Reais. The comments presented herein refer to consolidated results and comparisons refer to the third quarter of 2005 (3Q05), unless otherwise stated. On September 29, the Real/Dollar exchange rate was R$2.1742.

Main Highlights

  Net revenue of R$2.6 billion in the third quarter, higher than in the 3Q05 and 2Q06 due to higher prices and sales volumes.
  Year-to-date net revenue totaled R$ 6.5 billion.
  EBITDA of R$ 1.1 billion in the quarter, already including the adjustments for lost profits.
  Net income of R$1.1 billion in the first nine months, confirm that operations have fully recovered following the accident to Blast Furnace #3 (BF-3), in January, 2006. Third-quarter net income was at R$334 million.
  Third-quarter domestic sales and exports improved 16% and 90%, respectively, over the previous three months.
  Sales mix concentrated in the domestic market, which accounted for 63% of third-quarter sales.
  Average 3Q06 prices increased by 8% in Brazil and 6% abroad.
  Market share of the Distribution segment climbs from 29% to 34%.
  Quarter-over-quarter increase in raw material costs resulting from the return to operations of BF-3.
  Investments of R$380 million in the third-quarter and R$1,115 million over the nine months. In the quarter, the main investments went to technological improvements, repairs and maintenance, “Casa de Pedra” Mine expansion project, and the acquisition of the remaining 50% of Lusosider Projetos Siderúrgicos S.A, in Portugal.
  Anticipated payments of dividends of R$333 million, in 3Q06. Year-to-date, the total amount of distributed dividends is R$2,072 million.
  Lost profits (BF-3 insurance claim): In 3Q06, The Company booked R$253 million under “Other Operating Income/Expenses”. Until September 2006, adjustments for lost profits totaled R$923 million.

Consolidated Highlights	3Q05	2Q06	3Q06	9M05	9M06
Crude Steel Production (thousand t)	1.317	393	1.259	3.846	2.192
Sales Volume (thousand t)	1.181	933	1.261	3.515	3.191
Domestic Market	613	687	794	2.277	2.086
Exports	568	246	466	1.238	1.105
Net Revenue per unit (R$/t)	1.671	1.706	1.805	1.922	1.739
Financial Data (RS MM)
Net Revenue	2.222	1.918	2.593	7.630	6.464
Gross Income	907	436	913	3.505	2.086
EBITDA	920	477	912	3.541	2.176
Adjusted EBITDA	920	924	1.142	3.541	3.014
Net Income	517	409	334	1.653	1.084
Net Debt (R$ MM)	5.176	6.048	6.239	5.176	6.239

Consolidated Highlights	3Q06 X 3Q05	3Q06 X 2Q06	9M06 X 9M05
	(Ch.%)	(Ch.%)	(Ch.%)
Crude Steel Production (thousand t)	-4,4%	220,2%	-43,0%
Sales Volume (thousand t)	6,7%	35,1%	-9,2%
Domestic Market	29,5%	15,5%	-8,4%
Exports	-17,9%	89,8%	-10,7%
Net Revenue per unit (R$/t)	8,0%	5,8%	-9,5%
Financial Data (RS MM)
Net Revenue	16,7%	35,2%	-15,3%
Gross Income	0,6%	109,1%	-40,5%
EBITDA	-0,9%	91,4%	-38,5%
Adjusted EBITDA	24,1%	23,6%	-14,9%
Net Income	-35,3%	-18,4%	-34,4%
Net Debt (R$ MM)	20,5%	3,2%	20,5%

Bovespa: CSNA3 R$ 62.00/share	Investor Relations Team
NYSE: SID US$ 28.43/ADR (1 ADR = 1 share)	José Marcos Treiger	David Moise Salama
Total shares = 272,067,946	Head of Investor Relations	Investor Relations Manager
Market Cap: R$ 16.9 billion / US$ 7.8 billion	treiger@csn.com.br	david.salama@csn.com.br
Prices on 09/29/2006	(55 11) 3049-7502	(55 11) 3049-7588

Steel Sector & Economic Scenario

     On the international market, the third quarter was characterized by weaker demand and lower service-center inventories. Some plants have already announced production cut-backs in order to reduce pressures on prices. The market, therefore, is not expecting significant price swings in the fourth quarter.

     The Brazilian steel market performed better than its international counterpart. Domestic sales moved up 20.0% and 0.8%, respectively, over the 3Q05 and 2Q06 and by 1.7% year-on-year, in the first nine months of the current year. The main demand drivers were the auto industry, distribution, home-appliance & OEM (Original Equipment Manufacturing) market and, to a lesser extent, the civil construction industry.

     The auto industry sector presented a positive performance, with third-quarter consumption remaining flat over the previous three months and climbing 16% year-on-year. In year-to-date terms, consumption moved up 3.4% over the 9M05.

      The Distribution segment also played an important part, growing by 29% over the 3Q05 and 3.5% year-on-year in the first nine months, due to the improved performance of auto-parts and welded tubes.

     The home-appliance & OEM markets recorded growth of 24%, 3.8% and 4% over the 3Q05, 2Q06 and 9M05, respectively, pushed by industrial machinery and equipment, electrical and electronic goods, and home appliances.

     Civil Construction also did well, although more modestly, moving up 5.4 year-on-year in the third quarter and 8% over the previous three months.

     All in all, confirming predictions, the 3rd quarter was one of increased sales as various sectors which integrate the steel consumption chain staged a recovery, leading to expectations of a probable annual growth.

Output

     In CSN, the third quarter was marked by the return to operations of CSN’s BF-3, which reached full capacity in the first two weeks of August.

     Crude and rolled steel output totaled 1,259,000 and 1,090,000 tonnes, respectively, 4% and 1% below the 3Q05. However, consumption of slabs acquired on the market led to an increase in the delivery of rolled products, when compared to 2005.

     Rolled product deliveries from the Presidente Vargas Steel Mill (UPV), in Volta Redonda, totaled 1,090,000 tonnes, in line with the 3Q05 figure. CSN Paraná plant and GalvaSud delivered 67,000 and 76,000 tonnes, respectively, 14% and 55% up year-on-year.

     In the first nine months, crude and rolled production fell by 1,654,000 and 480,000 tonnes, respectively, with deliveries dropping by 503,000 tonnes year-to-date, pulled down by the BF-3 accident, in January, 2006.

Output
(data in thousand t)	3Q05	2Q06	3Q06	9M05	9M06
Presidente Vargas Mill (UPV)
Crude Steel	1.317	393	1.259	3.846	2.192
Finished Products *	1.106	744	1.090	2.003	1.523
CSN Paraná *	59	67	67	205	210
GalvaSud *	49	46	76	208	180

* Products delivered for sale

“Return to operations of Blast Furnace #3, at full capacity”

Sales

      The third quarter saw an important recovery in domestic sales volume, which moved up 16% over the 2Q06 and 30% year-on-year, and CSN’s total market share increased by 3 percentage points when compared to the same quarter last year. It is also worth noting that the export recovery, coupled with the BF-3’s return to operations, occurred when international prices were at higher levels.

     Sales volume per segment remained in line with the previous quarter. The distribution sector once again headed the consumption rankings, accounting for 40% of sales, followed by packaging, home appliances & OEM, civil construction and the auto industry, with 21%,15%,10% and 13%, respectively.

Prices

     In the third quarter, average international steel prices have shown some weakening trend in North America and Asia after peaking last July. In Europe, however, prices closed the quarter at their June levels, due to effective production controls by the region’s more disciplined manufacturers.

     With BF-3 back on line, CSN’s exports climbed back to 37% of total sales volume. Thanks to the Company’s strategy of maintaining a local presence in the USA and Europe, it was able to successfully introduce an average of 10% price increase in those markets, versus the previous three months.

“Recovery of domestic and export sales volume”

     The scenario was equally positive in Brazil – as a consequence of improved sales, CSN’s prices moved up 7% over the 2Q06. Given that the sales mix remained unaltered, the increase was due entirely to the interim price increases announced by CSN, which were well accepted by the local market. Prices are expected to remain at the same level in the 4th quarter, 2006. Although, revenue could be slightly higher in 4Q06 due to a probable improvement in the domestic sales mix. CSN remains committed to increasing its share of the domestic market, while guaranteeing its competitiveness.

Net Revenue

      Third-quarter net revenue climbed by 35% over the 2Q06, due to the substantive upturn in sales volume and prices both at home and abroad. The year-on-year comparison, nine-month terms, was clearly affected by the reduction in output triggered by the BF-3 accident, last January.

“Third-quarter net revenue climbed by 35% over the 2Q06”

Production Costs (Parent Company)

     Total production costs reached R$1,392 million in the third quarter, 17% up on the 2Q06 and 21% higher than the same period last year.

     In the quarter-over-quarter comparison, the total costs reflect a higher level of raw material consumption added to General Manufacturing Costs, although the impact was partially offset by the reduction in the purchase of slabs. On the other hand, the upturn over the 3Q05 was due to increased slab purchases.

     As for the raw materials themselves, average coal prices remained flat over the second quarter at US$136/t, while the inventory cost averaged US$120/t, in September, 2006. Coke prices averaged US$214/t for the quarter (it is important to highlight that no coke was consumed in the 2Q06), and the average inventory cost was US$232/t, at the close of the quarter.

“CSN has the lowest cost of slab production globally”

Operating Expenses/Income

     The main item was, once more, the adjustment for lost profits in the “Other Net Operating Income/Expenses” line. In the third quarter, a total adjustment of R$253 million was registered. Year-to-date, these adjustments totaled R$923 million or US$424 million.

     Based on specific data collected and analyzed by the insurers, the Company, under conservative assumptions, registered in “Other Net Operating Income/Expenses” the amount of R$923 million related to estimated indemnity for lost profits year-to-date.

     The policy’s maximum indemnification limit is US$750 million, including lost profits and material damages. It is worth noting that CSN has received US$75 million from insurance companies to date, in advance.

EBITDA

      Third-quarter EBITDA was R$912 million, or R$1,142 million if we include the adjustments for lost profits, or 24% up on the 2Q06. The year-to-date figure, also including these adjustments, totaled R$3,014 million.

     It is important to notice that the Company has not calculated the adjusted EBITDA margin since the adjustments for lost profits were not booked separately in each line impacted by the insurance claim (Net Revenue and Cost of Goods Sold), but only in Other Operating Expenses/Income. The adjustment would, therefore, lead to a distorted figure.

Consolidated EBITDA variation	3Q06 x 2Q06	3Q06 x 3Q05
EBITDA (var. %)	+91,5	-0,01
*Adjusted EBITDA (var. %)	+23,6	+24,1

*EBITDA considering the effect of the lost profits provision

“Even without adjustments, the 3Q06 EBITDA remained in line
with the 2005 average EBITDA level”

Net Financial Result and Debt

     Third-quarter net debt increased by R$191 million over the previous three months, due to R$333 million in dividend payments, to CAPEX investments of R$380 million in 3Q06 and R$316 million in the cost of debt. As a result, the net debt/EBITDA ratio – using 2005 EBITDA, which was not affected by non-recurring events – climbed from 1.32x, in the second quarter, to 1.36x.

     The 3Q06 decline in the gross debt was due to the amortization of short-term loans, especially the US$300 million due in August, 2006. In terms of financial cost and average maturity, the average accumulated cost of debt was 12 p.a. in Brazilian Reais, or 76.4% of the CDI (The Interbank Interest Reference Rate) and the average maturity was 7.5 years for the Gross Debt.

     In 3Q06, Net Financial Expense was affected by operations with derivatives, since those assets are adjusted under mark to market conditions. When comparing the 3Q06 with the 2Q06, it is important to highlight the non recurrent effect of a reversion of a provision, which took place in the second quarter of the current year and producing a positive impact on the financial result of 2Q06, alone.

Income Taxes

Third-quarter income taxes totaled R$48 million, R$70 million less than the previous three months.

Net Income

     Third quarter net income was of R$334 million, 18% lower than the R$409 million reported on 2Q06. Year-to-date, CSN’s net income totaled R$1,084 million.

Capex

     Third-quarter investments totaled R$380 million, R$73 million of which went to projects related to the “Casa de Pedra” expansion (mine, port and pelletizing plant); R$138 million to technological upgrades/ repairs/maintenance ; R$29 million to MRS railway system and R$69 million to the acquisition of the remaining 50% of Lusosider, in Portugal. Year-to-date investments totaled more than R$1 billion (R$1,115 million).

Working Capital

     Working capital increased by R$99 million over the second quarter. This increase was mainly caused by a higher level of Accounts Receivable (sales improvement in the domestic and export market), which was partially offset by the upturn in Payments to Suppliers (due to the acquisitions of slabs).

“Year-to-date CAPEX already totaled R$1,115 million ”

WORKING CAPITAL VARIATION:			In R$ MM
Account	2Q06	3Q06	Change
Assets	3.345	3.892	+547
Cash equivalents	157	159	+2
Accounts Receivables	917	1.311	+394
Domestic Market	795	976	+181
Export Market	238	464	+226
Allowance for Doubtful	(115)	(129)	(14)
Inventories	2.271	2.422	+151
Liability	1.769	2.217	(448)
Suppliers	1.256	1.599	(343)
Salaries and Social Contribution	104	119	(15)
Deffered Taxes	409	499	(90)
Working Capital	1.576	1.675	+99

Capital Markets

     Through September 2006, CSN’s shares have appreciated by 39%, despite the 9% slide in the third quarter, affected then by doubts surrounding the global economy (US interest rates) and political uncertainties in Brazil, itself.

Capital Markets - CSNA3/SID

	3Q05	4Q05	1Q06	2Q06	3Q06
N# of shares	272.067.946	272.067.946	272.067.946	272.067.946	272.067.946

Market Capitalization
Closing price (R$/share)	45,88	44,58	63,80	68,23	62,00
Closing price (US$/share)	16,30	23,25	21,05	31,70	32,57
Market Capitalization (R$ million)	12.483	12.129	17.359	18.562	16.868
Market Capitalization (US$ million)	5.617	5.182	7.991	8.577	7.758

Variation
CSNA3 (%)	34,1	(2,8)	43,1	6,9	(9,1)
SID (%)	(32,9)	42,6	(9,5)	50,6	2,7
Ibovespa - index	31.583	33.455	37.951	36.630	36.449
Ibovespa - variation (%)	26,1	5,9	13,4	(3,5)	(0,5)

Volume
Average daily (n# of shares)	869.511	825.845	844.315	695.989	528.695
Average daily (R$ Thousand)	39.741	37.706	50.665	48.106	35.177
Average daily (n# of ADR´s)	812.392	773.876	1.007.920	1.042.424	758.238
Average daily (US$ Thousand)	15.715	15.384	27.910	32.878	22.959

Source: Economática

“In the last five years, CSN’s share price appreciated over by 1,000%”

Capital Markets

Recent Developments

• Investment grade:
     Following a review of CSN’s fundamentals by the risk rating agency Fitch, the Company was upgraded from BB+ to BBB- and granted Investment Grade status in Foreign Currency.

• Merger between CSN LLC and Wheeling-Pittsburgh Corporation:
     On October 25th, 2006, Companhia Siderúrgica Nacional ("CSN") and Wheeling-Pittsburgh Corporation ("WPC") announced that they have entered into a definitive agreement to seal the strategic alliance between these two companies. The merger agreement is expected to create a strong, well-capitalized steel producer with a more flexible cost structure, broader value-added product offering, access to CSN’s product and process technology, and significant long-term earnings potential. This definitive agreement reflects the strategic arrangement announced on August 2006.

     On November 6th, 2006, CSN offered new enhanced conditions to WPC shareholders. Under these, for each share of Wheeling-Pittsburgh Corporation, shareholders will have the choice of electing to receive either i) a share of common stock in the new combined company (“A Share”); ii) a Depositary Share that requires CSN to pay $30 per share in cash four years after the merger (“B Share”); or iii) a combination of A and B Shares. Each B share will represent the same class of common stock as the A Share that is deposited with a depositary and will be subject to a mandatory purchase by CSN for $30 per share on the 4th anniversary of the merger. The total number of B Shares will be limited to approximately 50 percent of the total of A and B Shares issued to Wheeling-Pittsburgh shareholders in the merger. CSN and the Company are in discussions to finalize the enhancement, subject to an amendment of the existing definitive agreements.

     The merger implementation still depends on certain conditions: election of WPC’s new Board of Directors, scheduled to take place on November 17, 2006; the approval of this transaction by local authorities and the approval of the Merger by WPC’s shareholders, on a Special Meeting of Stockholders scheduled for January 2007.

• CSN Cimentos:
     The Rio de Janeiro State Environmental Control Commission (CECA) and Environmental Engineering Foundation (FEEMA) granted CSN Cimentos S.A. an environmental license for the installation of its plant in the municipality of Volta Redonda.
     CSN Cimentos S.A. also signed an equipment supply contract with the Chinese firms- Shenyang Heavy Machinery Group and Chengdu Design Institute.

• Lusosider – Portugal:
     On August 31st, 2006, all the shares in Lusosider Projectos Siderúrgicos S.A. held by Corus Staal B.V., a subsidiary of Corus Group Plc were transferred to CSN Steel Corp., a CSN subsidiary. Outright control of Lusosider Projectos Siderúrgicos S.A. was acquired for EUR 25 million.
     The transaction reinforces the Company’s globalization strategy of gaining access to the world’s leading steel consuming markets.

• Renewal of ISO9001 Certification:
     On November 1st, 2006, the Presidente Vargas Plant’s ISO9001 TS 1649 certification (specific to the automotive sector) was renewed for three years by the certifying body ABS, following an audit of all the processes involved in the plant’s quality system.

• New Executive Appointment:
     Juarez Saliba Avelar, Director of Mining, was appointed Executive Officer for the mining area for a two-year term.
     Before joining CSN, Mr. Avelar was CEO of FERTECO Mineração and headed CVRD’s Southern and Northern Systems, respectively.

*     *     *

Third Quarter 2006 Earnings Release Webcasts

CSN will host presentations to discuss its third quarter 2006 earnings as follows:

Portuguese Presentation November 9 – Thursday 10:00 am – Brasília 7:00 am – US-ET Dial-in:(11) 4003-9004 Code: CSN	English Presentation November 9 – Thursday 12:00 pm – Brasília 9:00 am – US-ET Dial-in: (1-973) 935-8893 Code: 7953256

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steelcomplex comprising investments in infrastructure and logistics whose operations include captivemines, an integrated steel mill, service centers, ports and railways. With a total annualproduction capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$12.3 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largesttin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to the CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Eight pages with tables to follow

*     *     *

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	3Q2005	1Q2006	2Q2006	3Q2006	9M2005	9M2006
Gross Revenue	2.714.016	2.408.857	2.413.126	3.211.791	9.440.566	8.033.774
Gross Revenue deductions	(491.654)	(455.910)	(494.924)	(618.883)	(1.810.526)	(1.569.717)
Net Revenus	2.222.362	1.952.947	1.918.202	2.592.908	7.630.040	6.464.057
Domestic Market	1.472.519	1.345.188	1.508.637	1.815.855	5.491.752	4.669.680
Export Market	749.843	607.759	409.565	777.053	2.138.288	1.794.377
Cost of Good Sold (COGS)	(1.315.291)	(1.216.783)	(1.481.707)	(1.679.998)	(4.125.490)	(4.378.488)
COGS, excluding depreciation	(1.096.646)	(983.655)	(1.263.440)	(1.447.788)	(3.470.084)	(3.694.883)
Depreciation allocated to COGS	(218.645)	(233.128)	(218.267)	(232.210)	(655.406)	(683.605)
Gross Profit	907.071	736.164	436.495	912.910	3.504.550	2.085.569
Gross Margin (%)	40,8%	37,7%	22,8%	35,2%	45,9%	32,3%
Selling Expenses	(138.930)	(110.942)	(90.282)	(142.521)	(411.539)	(343.745)
General and andminstrative expenses	(66.827)	(70.884)	(87.949)	(90.491)	(207.775)	(249.324)
Depreciation allocated to SG&A	(13.145)	(12.752)	(13.121)	(13.123)	(40.072)	(38.996)
Other operation income (expense), net	148.977	136.255	408.398	179.363	76.889	724.016
Operating income before financial equity interests	837.146	677.841	653.541	846.138	2.922.053	2.177.520
Net Financial Result	(38.679)	(106.634)	(101.138)	(436.994)	(356.709)	(644.766)
Financial Expenses	(301.920)	(343.806)	(238.431)	(402.344)	(1.006.968)	(984.581)
Financial Income	49.869	(23.363)	51.633	(24.282)	193.551	3.988
Net monetary and forgain exchange variations	213.372	260.535	85.660	(10.368)	456.708	335.827
Equity interest in subsidiary	(19.049)	(10.789)	(24.571)	(28.204)	(35.192)	(63.564)
Operating Income (loss)	779.418	560.418	527.832	380.940	2.530.152	1.469.190
Non-operating income (expenes), Net	2.391	201	(363)	1.578	(4.175)	1.416
Income Before Income and Social Contribution Taxes	781.809	560.619	527.469	382.518	2.525.977	1.470.606
(Provition)/Credit for Income Tax	(192.493)	(165.028)	(95.808)	(30.281)	(644.522)	(291.117)
(Provition)/Credit for Social Contribution	(72.423)	(55.173)	(22.197)	(17.994)	(228.528)	(95.364)
Minority Interest	-	-	-	(15)	-	(15)

Net Income (Loss)	516.893	340.418	409.464	334.228	1.652.927	1.084.110

EBITDA*	919.959	787.466	476.531	912.108	3.540.642	2.176.105
EBITDA Margin (%)	41,4%	40,3%	24,8%	35,2%	46,4%	33,7%

Adjusted EBITDA	919.959	947.744	924.125	1.141.794	3.540.642	3.013.664

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	3Q2005	1Q2006	2Q2006	3Q2006	9M2005	9M2006
Gross Revenue	2.219.569	1.872.179	1.801.541	2.598.645	8.030.429	6.272.365
Gross Revenue deductions	(418.926)	(367.492)	(405.611)	(503.733)	(1.622.679)	(1.276.836)
Net Revenus	1.800.643	1.504.687	1.395.930	2.094.912	6.407.750	4.995.529
Domestic Market	1.271.697	1.103.673	1.255.470	1.521.054	4.987.990	3.880.197
Export Market	528.946	401.014	140.460	573.858	1.419.760	1.115.332
Cost of Good Sold (COGS)	(1.075.699)	(1.003.240)	(1.157.006)	(1.356.242)	(3.438.714)	(3.516.488)
COGS, excluding depreciation	(883.341)	(798.130)	(970.833)	(1.160.456)	(2.863.998)	(2.929.419)
Depreciation allocated to COGS	(192.358)	(205.110)	(186.173)	(195.786)	(574.716)	(587.069)
Gross Profit	724.944	501.447	238.924	738.670	2.969.036	1.479.041
Gross Margin (%)	40,3%	33,3%	17,1%	35,3%	46,3%	29,6%
Selling Expenses	(62.740)	(63.662)	(59.682)	(78.285)	(189.114)	(201.629)
General and andminstrative expenses	(45.007)	(48.350)	(61.731)	(67.315)	(144.660)	(177.396)
Depreciation allocated to SG&A	(5.722)	(5.769)	(6.091)	(6.061)	(18.254)	(17.921)
Other operation income (expense), net	113.194	130.065	434.305	165.578	60.917	729.948
Operating income before financial equity interests	724.669	513.731	545.725	752.587	2.677.925	1.812.043
Net Financial Result	62.253	(150.433)	(130.820)	(312.035)	212.956	(593.288)
Financial Expenses	(141.040)	(271.419)	(140.516)	(310.968)	(658.939)	(722.903)
Financial Income	(237.615)	(340.591)	(11.477)	(61.719)	(492.406)	(413.787)
Net monetary and forgain exchange variations	440.908	461.577	21.173	60.652	1.364.301	543.402
Equity interest in subsidiary	(129.596)	82.948	25.373	35.217	(645.111)	143.538
Operating Income (loss)	657.326	446.246	440.278	475.769	2.245.770	1.362.293
Non-operating income (expenes), Net	2.466	104	(130)	1.253	(4.017)	1.227
Income Before Income and Social Contribution Taxes	659.792	446.350	440.148	477.022	2.241.753	1.363.520
(Provition)/Credit for Income Tax	(141.370)	(109.125)	(59.095)	(42.164)	(530.611)	(210.384)
(Provition)/Credit for Social Contribution	(55.717)	(39.197)	(10.764)	(26.219)	(194.231)	(76.180)

Net Income (Loss)	462.705	298.028	370.289	408.639	1.516.911	1.076.956

EBITDA*	809.555	594.545	303.684	788.856	3.209.978	1.687.085
EBITDA Margin (%)	45,0%	39,5%	21,8%	37,7%	50,1%	33,8%
Adjusted EBITDA	809.555	754.823	751.278	1.018.542	3.209.978	2.524.644

Additional Information

Delibetated Dividends and Interest on Equity	-	-	1.324.087	-	2.303.045	1.324.087

Advanced Dividends and Interest on Equity	-	-	415.000	333.000	-	748.000

Proposed Dividends and Interest on Equity	62.721	43.796	46.698	41.667	184.176	132.161

Number of Shares** - thousands	264.431	257.413	257.413	257.413	264.431	257.413

Earnings Loss per Share - R$	1,75	1,16	1,44	1,59	5,74	4,18

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

BALANCE SHEET
Corporate Law - thousands of R$

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006
Current Assets	5.978.372	5.603.694	8.799.894	9.083.267
Cash	69.697	43.378	159.026	156.528
Trade Accounts Receiveble	1.518.533	935.404	1.310.875	916.988
Inventory	1.557.134	1.625.502	2.422.014	2.271.499
Marketable securities	1.203.225	1.528.252	2.958.527	4.042.235
Deferred Income Tax and Social Contribution	294.845	301.971	398.593	340.269
Insurance claims	924.377	636.226	924.377	636.226
Other	410.561	532.961	626.482	719.522
Long-term Assets	1.436.975	1.350.912	1.665.150	1.563.228
Permanet Assets	17.635.745	17.712.728	14.444.235	14.514.597
Investments	5.449.106	5.400.580	298.848	319.403
PP&E	12.026.372	12.139.383	13.888.985	13.919.724
Deffered	160.267	172.765	256.402	275.470

TOTAL ASSETS	25.051.092	24.667.334	24.909.279	25.161.092

Current Liabilities	6.328.788	6.016.224	5.164.300	5.480.598
Loans and Financing	3.481.542	3.494.263	2.311.982	3.173.764
Suppliers	1.345.541	1.086.213	1.598.656	1.256.491
Taxes and Contributions	545.602	531.565	763.197	696.574
Dividends Payable	133.893	92.342	133.893	92.342
Other	822.210	811.841	356.572	261.427
Long-term Liabilities	12.006.041	11.968.959	13.115.670	13.010.512
Loans and Financing	6.097.333	6.203.099	7.188.950	7.217.021
Provisions for contingences	3.291.341	3.143.168	3.383.070	3.233.232
Deffered Income and Social Contributions Taxes	2.070.115	2.101.432	2.093.513	2.125.617
Other	547.252	521.260	450.137	434.642
Future Period Results	-	-	5.361	5.930
Minority Interest	-	-	144	-
Shareholdres' Equity	6.716.263	6.682.151	6.623.804	6.664.052
Capital	1.680.947	1.680.947	1.680.947	1.680.947
Capital Reserve	23.248	23.248	23.248	23.248
Revaluation Reserve	4.337.850	4.398.642	4.337.850	4.398.642
Earnings Reserve	973.800	973.800	911.051	911.051
Treasury Stock	(676.721)	(676.721)	(676.721)	(676.721)
Retained Earnings	377.139	282.235	347.429	326.885

TOTAL LIABILITIES AND SHAREHOLDERS´	25.051.092	24.667.334	24.909.279	25.161.092
EQUITY

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
Cash Flow from Operating Activities	533.604	660.578	745.166	2.462.147	1.705.541
Net Income for the period	516.893	409.464	334.228	1.652.927	1.084.110
Net exchange and monetary variations	(449.237)	(62.776)	19.398	(1.256.653)	(505.832)
Provision for financial expenses	271.972	236.051	237.744	726.816	659.714
Depreciation, exhaustion and amortization	229.881	231.389	245.449	693.568	722.716
Equity results	19.049	24.570	28.205	35.192	63.565
Deferred income taxes and social contributions	86.298	194.230	(206.468)	(55.082)	(1.646)
Provisions	(340.765)	(813.323)	95.818	(106.853)	(851.156)
Working Capital	199.513	440.973	(9.208)	772.232	534.070
Accounts Receivable	(7.678)	140.733	(407.707)	359.283	35.663
Inventory	89.732	(412.403)	(151.308)	367.361	(513.396)
Suppliers	(18.170)	221.297	339.188	237.666	353.449
Taxes	(209.920)	(35.825)	185.904	134.749	270.393
Others	345.549	527.171	24.715	391.739	387.961
Cash Flow from Investment Activities	(288.727)	(576.039)	(387.519)	(761.368)	(1.208.837)
Investments	(81)	(90.748)	(7.206)	(81.430)	(93.626)
Fixed Assets/Deferred	(288.646)	(485.291)	(380.313)	(679.938)	(1.115.211)
Cash Flow from Financing Activities	416.410	466.715	(1.357.572)	(874.355)	(1.342.614)
Issuances	1.868.355	1.674.924	300.330	4.321.812	2.828.967
Amortizations	(984.127)	(214.588)	(1.056.587)	(1.819.330)	(1.450.164)
Interests Expenses	(201.617)	(193.086)	(268.340)	(537.469)	(612.582)
Dividends/Interest on own capital	(512)	(800.535)	(332.975)	(2.268.931)	(2.069.725)
Shares in treasury	(265.689)	-	-	(570.437)	(39.110)

Free Cash Flow	661.287	551.254	(999.925)	826.424	(845.910)

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
Financial Expenses	(301.920)	(238.431)	(402.344)	(1.006.968)	(984.581)
Loans and financing	(275.506)	(242.638)	(215.767)	(725.889)	(659.714)
Local currency	(44.383)	54.887	(70.169)	(135.112)	(180.521)
Foreign currency	(231.123)	(297.525)	(145.598)	(590.777)	(479.193)
Taxes	25.206	59.709	(125.326)	(155.757)	(197.034)
Other financial expenses	(51.620)	(55.502)	(61.251)	(125.322)	(127.833)

Financial Income	49.869	51.633	(24.282)	193.551	3.988
Income from cash investments	215.716	52.658	(133.614)	40.516	(40.896)
Other income	(165.307)	(1.025)	109.332	153.035	44.884

Exchange and monetary variations	213.372	85.660	(10.368)	456.708	335.827
Net monetary change	8.132	(24.933)	(6.530)	158	(39.860)
Net exchange change	205.240	110.593	(3.838)	456.550	375.687

Net Financial Result	(38.679)	(101.138)	(436.994)	(356.709)	(644.766)

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
Financial Expenses	(141.040)	(140.516)	(310.968)	(658.939)	(722.903)
Loans and financing	(108.210)	(44.149)	(62.153)	(294.998)	(188.692)
Local currency	(43.529)	(63.102)	(51.788)	(129.550)	(161.531)
Foreing currency	(64.681)	18.953	(10.365)	(165.448)	(27.161)
Transaction with subsidiaries	(61.655)	(146.284)	(121.749)	(216.824)	(326.580)
Taxes	31.263	51.734	(123.068)	(138.129)	(197.938)
Other financial expenses	(2.438)	(1.817)	(3.998)	(8.988)	(9.693)

Financial Income	(237.615)	(11.477)	(61.719)	(492.406)	(413.787)
Transaction with subsidiaries	-	-	10.886	-	10.886
Income from cash investments	(276.619)	7.459	(464.937)	(565.375)	(449.656)
Other income	39.004	(18.936)	392.332	72.969	24.983

Exchange and monetary variations	440.908	21.173	60.652	1.364.301	543.402
Net monetary change	4.516	(19.754)	(3.895)	(1.529)	(33.119)
Net exchange change	436.392	40.927	64.547	1.365.830	576.521

Net Financial Result	62.253	(130.820)	(312.035)	212.956	(593.288)

SALES VOLUME
Consolidated - Thousand of tons

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
DOMESTIC MARKET	613	687	794	2.277	2.086
Slabs	11	7	6	30	25
Hot Rolled	192	248	294	868	734
Cold Rolled	70	110	135	313	343
Galvanized	177	177	200	549	537
Tin Plate	163	145	158	518	447
EXPORT MARKET	568	246	466	1.238	1.105
Slabs	5	24	61	5	84
Hot Rolled	237	30	108	375	218
Cold Rolled	91	29	40	144	112
Galvanized	156	140	198	489	531
Tin Plate	78	23	59	224	160
TOTAL MARKET	1.181	933	1.261	3.515	3.191
Slabs	16	31	67	35	109
Hot Rolled	430	278	402	1.243	952
Cold Rolled	161	139	176	457	455
Galvanized	333	316	399	1.038	1.068
Tin Plate	241	169	217	742	607

SALES VOLUME
Parent Company - Thousand of tons

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
DOMESTIC MARKET	637	707	800	2.399	2.118
Slabs	11	7	6	30	25
Hot Rolled	200	243	289	897	714
Cold Rolled	131	144	153	486	418
Galvanized	132	161	184	463	498
Tin Plate	163	151	167	523	463
EXPORT MARKET	468	104	427	995	858
Slabs	5	-	118	41	118
Hot Rolled	270	35	125	444	273
Cold Rolled	94	15	35	168	96
Galvanized	29	38	98	143	237
Tin Plate	69	16	49	198	134
TOTAL MARKET	1.105	810	1.226	3.393	2.976
Slabs	16	7	125	71	143
Hot Rolled	470	278	414	1.341	988
Cold Rolled	225	159	188	654	514
Galvanized	161	199	282	606	735
Tin Plate	232	167	217	721	597

NET REVENUE PER UNIT
Consolidated - In R$/tonne

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
DOMESTIC MARKET	2.019	1.755	1.889	2.061	1.821
Slabs	700	651	643	787	648
Hot Rolled	1.553	1.297	1.361	1.705	1.333
Cold Rolled	1.696	1.546	1.637	2.020	1.587
Galvanized	2.304	2.001	2.179	2.325	2.071
Tin Plate	2.488	2.451	2.771	2.475	2.568
EXPORT MARKET	1.296	1.568	1.662	1.667	1.584
Slabs	833	726	1.092	833	990
Hot Rolled	999	1.119	1.320	1.163	1.179
Cold Rolled	1.169	1.450	1.534	1.383	1.488
Galvanized	1.457	1.785	1.958	1.885	1.769
Tin Plate	2.056	1.836	1.969	2.239	1.904
TOTAL MARKET	1.671	1.706	1.805	1.922	1.739
Slabs	743	709	1.049	794	912
Hot Rolled	1.247	1.278	1.350	1.541	1.298
Cold Rolled	1.398	1.526	1.613	1.819	1.562
Galvanized	1.907	1.906	2.069	2.118	1.921
Tin Plate	2.348	2.366	2.552	2.404	2.393

NET REVENUE PER UNIT
Parent Company - In R$/tonne

	3Q2005	2Q2006	3Q2006	9M2005	9M2006
DOMESTIC MARKET	1.827	1.647	1.772	1.939	1.700
Slabs	700	651	643	787	649
Hot Rolled	1.424	1.259	1.342	1.607	1.295
Cold Rolled	1.493	1.398	1.554	1.792	1.456
Galvanized	2.188	1.909	2.138	2.307	1.963
Tin Plate	2.372	2.275	2.356	2.385	2.319
EXPORT MARKET	1.124	1.317	1.341	1.406	1.289
Slabs	615	-	1.046	1.267	1.046
Hot Rolled	909	1.023	1.213	1.076	1.058
Cold Rolled	1.104	1.119	1.315	1.277	1.199
Galvanized	1.498	1.549	1.669	1.704	1.520
Tin Plate	1.875	1.598	1.740	2.069	1.629
TOTAL MARKET	1.529	1.605	1.622	1.783	1.581
Slabs	672	651	1.026	1.065	977
Hot Rolled	1.128	1.230	1.303	1.431	1.229
Cold Rolled	1.330	1.372	1.509	1.659	1.408
Galvanized	2.065	1.840	1.974	2.164	1.820
Tin Plate	2.224	2.212	2.216	2.298	2.164

EXCHANGE RATE
In R$/US$

	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006	2Q2006	3Q2006
Average	2,6652	2,4818	2,3428	2,2509	2,1959	2,1852	2,1713
% change	-4,3%	-6,9%	-5,6%	-3,9%	-2,4%	-0,5%	-0,6%
End of Period	2,6662	2,3504	2,2222	2,3407	2,1724	2,1643	2,1742
% change	0,4%	-11,8%	-5,5%	5,3%	-7,2%	-0,4%	0,5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.